Exhibit 99.1

BOS Reports Second Quarter of the Year 2021 Financial Results

Fourth Consecutive Profitable Quarter

RISHON LE ZION, Israel, August 31, 2021 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the second quarter of the year 2021.

Revenues for the second quarter of 2021 were $9.2 million compared to $7.5 million in the comparable quarter last year, a 23.4% growth.

Gross profit margin for the second quarter of 2021 was 17.3% compared to 11.7% in the comparable quarter last year.

Operating profit for the second quarter was $129,000 compared to an operating loss of $1.4 million in the comparable quarter last year.

Net income for the second quarter of 2021 was $141,000 or $0.03 per basic share compared to a net loss of $1.4 million or $0.34 per basic share in the comparable quarter last year.

Eyal Cohen, BOS’s CEO stated: “While we still have significant business challenges to solve in the Robotic division, I am encouraged by the continuing improvement in our financial results. Regarding the year 2021 outlook, we reiterate our expectation for revenues over $33 million and a net profit of above $1 million.”

BOS will host a conference call on Tuesday, August 31, 2021, at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS is a global provider of custom-made robots and an integrator of off-the-shelf automation systems for industrial and logistics processes. BOS also provides supply chain services, mainly for the aerospace and defense industries worldwide.

For more information, please visit our websites:

Corporate - www.boscom.com | Robotics – www.imdecol.com

RFID – www.dimex.co.il | Supply Chain – www.odem.co.il

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenues	$16,557	$14,946	$9,229	$7,478
Cost of revenues	13,274	11,718	7,626	6,048
Inventory Impairment	-	671	-	552
Gross profit	3,283	2,557	1,603	878

Operating costs and expenses:
Research and development	114	21	54	3
Sales and marketing	1,929	1,953	977	846
General and administrative	877	843	443	394
Impairment of Goodwill and intangible assets	-	988	-	988
Total operating costs and expenses	2,920	3,805	1,474	2,231

Operating income (loss)	363	(1,248)	129	(1,353)
Financial income (expenses), net	(98)	(137)	13	(81)
Income before taxes on income (loss)	265	(1,385)	142	(1,434)
Taxes on income	(1)	-	(1)	-
Net income (loss)	$264	$(1,385)	$141	$(1,434)

Basic and diluted net income (loss) per share	$0.05	$(0.32)	$0.03	$(0.34)
Weighted average number of shares used in computing basic net income per share	5,188	4,265	5,219	4,273
Weighted average number of shares used in computing diluted net income per share	5,216	4,265	5,252	4,273

Number of outstanding shares as of June 30, 2021 and 2020	5,224	4,318	5,224	4,318

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,929	$1,036
Restricted bank deposits	139	140
Trade receivables	10,020	9,172
Other accounts receivable and prepaid expenses	1,089	1,311
Inventories	4,816	4,871

Total current assets	17,993	16,530

LONG-TERM ASSETS	26	59

PROPERTY AND EQUIPMENT, NET	1,091	956

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	987	767

OTHER INTANGIBLE ASSETS, NET	30	40

GOODWILL	4,676	4,676

Total assets	$24,803	$23,028

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$835	$815
Operating lease liabilities, current	480	557
Trade payables	5,453	5,492
Employees and payroll accruals	929	985
Deferred revenues	702	601
Advances net of inventory in process	202	68
Accrued expenses and other liabilities	89	391

Total current liabilities	8,690	8,909

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	903	1,216
Operating lease liabilities, non-current	636	367
Long term deferred revenues	180	303
Accrued severance pay	329	364

Total long-term liabilities	2,048	2,250

TOTAL SHAREHOLDERS’ EQUITY	14,065	11,869

Total liabilities and shareholders’ equity	$24, 803	$23,028

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020

Operating income (loss)	$363	$(1,248)	$129	$(1,353)
Add:
Impairment of Goodwill and other intangible assets	-	988	-	988
Amortization of intangible assets	10	32	5	6
Stock-based compensation	31	39	16	18
Depreciation	111	142	57	71

EBITDA	$515	$(47)	$207	$(270)

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2021
Revenues	$6,322	$9,249	$1,036	$(50)	$16,557

Gross profit	1,553	1,699	31	-	3,283

Allocated operating expenses	1,112	1,148	336	-	2,596

Unallocated operating expenses*	-	-	-		324

Income (loss) from operations	$441	$551	$(305)	-	363

Financial expenses and tax on income					(99)

Net income					$264

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2020

Revenues	$5,712	$8,976	$301	$(43)	$14,946

Gross profit (loss)	1,467	1,869	(779)	-	2,557

Allocated operating expenses	1,006	1,144	329	-	2,479

Impairment of goodwill and intangible assets	-	-	988	-	988
	-	-	-
Unallocated operating expenses*					338

Income (loss) from operations	$461	$725	$(2,096)	-	(1,248)

Financial expenses and tax on income					(137)

Net loss					$(1,385)

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2021

Revenues	$3,374	$5,295	$582	$(22)	$9,229

Gross profit (loss)	706	1,050	(153)	-	1,603

Allocated operating expenses	567	612	138	-	1,319

Unallocated operating expenses*					155
	-	-	-
Income (loss) from operations	$139	$438	$(291)	-	129

Financial income and tax on income					12

Net income					$141

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2020

Revenues	$2,407	$4,895	$198	$(22)	$7,478

Gross profit (loss)	534	1,009	(665)	-	878

Allocated operating expenses	454	533	114	-	1,101

Impairment of goodwill and intangible assets	-	-	988	-	988

Unallocated operating expenses*					142
	-	-	-
Income (loss) from operations	$80	$476	$(1,767)	-	(1,353)

Financial expenses and tax on income					(81)
Net loss					$(1,434)

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.